UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

This Report on Form 6-K (including Exhibits 99.1 and 99.2) is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-257968 and 333-265902) and Form F-3 (File No. 333-259318), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 15, 2023, PainReform Ltd. (the "Company") published its unaudited condensed financial statements, as well as its operating and financial review as of September 30, 2023 and for the nine months then ended. Attached hereto are the following exhibits:

99.1	Unaudited Condensed Financial Statements as of September 30, 2023

99.2	Operating and Financial Review as of September 30, 2023 and for the nine months then ended

99.3	Press Release dated November 15, 2023

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Condensed Financial Statements as of September 30, 2023
99.2	Operating and Financial Review as of September 30, 2023 and for the nine months then ended
99.3	Press Release dated November 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2023	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer